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ngreene@shearman.com (212) 848-4668	March 7, 2014

Anu Dubey U.S. Securities and Exchange Commission Office of Disclosure and Review Division of Investment Management 100 F Street, N.E. Washington D.C. 20549

First Eagle Flexible Risk Allocation Fund (the “Fund”)

File Nos. 033-63560 and 811-762

Dear Ms. Dubey:

Thank you for your comments regarding the registration statement on Form N-1A of the Fund as originally filed with the Securities and Exchange Commission on September 17, 2013.  In response to your comments regarding the Fund’s asset coverage policy for credit default swaps, the Fund will revise its registration statement to convey that when it sells protection under a credit default swap, it will segregate or otherwise earmark on its books the full notional amount of its exposure under the swap.  Further, at your request, we will revise the registration statement’s fee table to specify which expenses are included in, as well as excluded from, the “total annual operating expenses” line item for purposes of the fee waiver and expense reimbursement commitment.  These changes will be reflected in a 485(b) filing, which we plan to make concurrent with the Fund’s registration statement becoming automatically effective later this month.

We hope that you have found this summary helpful. Should you have any follow-up questions concerning this letter, please do not hesitate to contact me at (212) 848-4668.

Sincerely,

/s/ Nathan Greene
Nathan Greene (as attorney for the Fund)

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